Exhibit 99.1

ICON Extends AGM Proxy Return Deadline for Holders of American Depositary Shares

DUBLIN--(BUSINESS WIRE)--July 8, 2010--ICON plc wish to advise that the proxy return deadline for holders of American Depositary Shares (“ADS’s”) to appoint proxies to vote on the resolutions to be put before shareholders at our Annual General Meeting (“AGM”) on July 19, 2010, has been extended to allow ADS holders further time to consider the proposed resolutions. As 33 % of ADS holders had not yet returned a proxy as of close of business, Eastern Standard Time, on July 7 2010, ICON plc will use the extension to the proxy return deadline to solicit ADS holders to return proxies.

The proxy return deadline for the ADS holders has been extended from close of business, Eastern Standard Time, on July 9, 2010 to close of business, Eastern Standard Time, on July 13, 2010. The internet and telephone proxy appointment deadline for the ADS holders will be 11.59pm on July 13, 2010. The deadline for proxy return by holders of ordinary shares remains no later than 12 noon on Thursday July 15, 2010.

Ciaran Murray, CFO

ICON plc

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently employs over 7,300 employees, operating from 71 locations in 39 countries. For further information, please visit www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations 1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, VP Corporate FP&A
+ 353 –1-291-2000